SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File No. 001-37558

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐Form 20-F ☐ Form 11-K ☐ Form10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Nabriva Therapeutics plc

Full name of registrant

Not Applicable

Former name if applicable

Alexandra House Office 225/227

Address of principal executive office (Street and Number)

The Sweepstakes, Ballsbridge, Dublin 4, Ireland

City, state and zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Current Report on Form 8-K filed by Nabriva Therapeutics plc (the “Company”) with the U.S. Securities and Exchange Commission (“SEC”) on January 9, 2023, after an assessment of the Company’s strategic options, the Board of Directors of the Company (the “Board”) approved a plan to preserve the Company’s cash to adequately fund an orderly wind down of the Company’s operations.

In light of the Board’s determination to wind down the Company’s operations, the Company has been engaged in a process to collect information and analyze how to properly account for the Company’s contractual commitments. After obtaining the necessary information and completing its analysis, the Company expects to conclude that a charge, the amount of which is unknown at this time, will need to be recorded in the Company’s consolidated financial statements for the year ended December 31, 2022. The Company’s minimum contractual obligations and commitments as of December 31, 2021 are described in Note 15 to the Company’s consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 29, 2022.

Due to the timing and complexity of these matters, the Company will not be able to file its Form 10-K for the fiscal year ended December 31, 2022 by its due date (March 31, 2023) without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Daniel Dolan	(610)	816-6640
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see the discussion under Part III of this Form 12b-25 for an explanation of why the anticipated change in the Company’s financial results cannot be determined at this time.

Nabriva Therapeutics plc

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2023	By:	/s/ Daniel Dolan
Daniel Dolan
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to the Company’s expectations regarding the charge expected to be recorded in its consolidated financial statements for the fiscal year ended December 31, 2022 relating to the accounting of its contractual commitments. Actual events or results may differ materially from those in the forward-looking statements set forth herein. Among the important factors that could cause actual events to differ materially from those in the forward-looking statements are the Company’s collection and analysis of the information necessary to account for its contractual commitments and the other factors described in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the U.S. Securities and Exchange Commission on November 10, 2022. The Company is under no obligation to, and expressly disclaims any obligation to, update or alter these forward-looking statements, whether as a result of new information, future events or otherwise after the date of this filing except as may be required under applicable law.